March 5, 2012

Rolaine S. Bancroft
Senior Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:	RBS Commercial Funding Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed February 13, 2012 File No. 333-177891

Dear Ms. Bancroft:

We are counsel to RBS Commercial Funding Inc. (the “Depositor”).  We have reviewed your letter dated February 21, 2012 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Depositor’s registration statement (File No. 333-177891) on Form S-3 as filed on February 13, 2012.  We have discussed the comments indicated in the Comment Letter with various representatives of the Depositor, and the Depositor’s responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the revised form of registration statement submitted herewith.  Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes implemented in response to the request of the Staff in the Comment Letter.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Depositor’s response.

Rolaine S. Bancroft
March 5, 2012

General Considerations, page S-21

1.
We note your response to prior comment 2 and reissue in part. Please revise the third bullet point under “General Considerations” on page S-21 to clarify what constitutes a “timely made” payment of principal and/or interest.

The Staff’s requested change has been made. See page S-21 of the Prospectus Supplement.

Limited Information Causes Uncertainty, page S-44

2.
We note your response to prior comment 3 and reissue in part. Please also revise the risk factor on page S-44, “Limited Information Causes Uncertainty” to reflect the registrant’s ongoing reporting obligations in light of recent changes to Exchange Act Section 15(d).

The Staff’s requested change has been made. See page S-44 of the Prospectus Supplement.

Repurchase Requests, S-113

3.
Please revise here to indicate you will provide 1) the information that you do possess or can acquire without reasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense. See Securities Act Rule 409. We note your filing of Form ABS-15G on February 14, 2012, in which you marked that there is no activity to report; however, you also note that you cannot be certain that you have obtained “all applicable Reporting Information” for specified reasons without unreasonable effort or expense. Your statement gives the impression that you possess some information, and if true, that information should be reported. Note that Exchange Act Rule 15Ga-1(a)(2) specifies that if the information required by paragraph (a)(1) is unknown and not available to the securitizer without unreasonable effort or expense, then that information may be omitted – provided that the securitizer provides the information that it possesses or can acquire without unreasonable effort or expense, and the securitizer includes a statement showing that unreasonable effort or expense would be involved in obtaining the omitted information. Also note Item 1104(e)(1)(i) of Regulation AB states that for prospectuses filed prior to February 14, 2013, information may be limited to the

Rolaine S. Bancroft
March 5, 2012

prior year. If information about the last year would be required in a prospectus, it is unclear to us why there is no information reported, at least for the last year, on your Form ABS-15G. Please tell us why the same information is not provided in your Form ABS-15G.

The Staff’s requested change has been made. See page S-113 of the Prospectus Supplement.

The Depositor wishes to confirm to you that its recent filing on Form ABS-15G included all information in its possession or in the possession of any affiliate that is required to have been reported under Rule 15Ga-1 and Form ABS-15G.

In connection with the preparation of such filing, the Depositor undertook the following steps to gather relevant information:

●	Identified all asset-backed securities transactions in which the Depositor acted as a securitizer that were not the subject of a filing by an affiliated securitizer;

●	Performed a diligent search of its records and the records of affiliates that acted as securitizers in the Depositor’s transactions for all relevant information;

●	Reviewed appropriate documentation from all relevant transactions to determine the parties responsible for enforcing representations and warranties, and any other parties who might have received repurchase requests; and

●	Made written request of each such party to provide any information in its possession regarding requests or demands to repurchase any loans for a breach of a representation or warranty with respect to any relevant transaction. In this effort, we made written requests of all trustees and unaffiliated co-sponsors of applicable commercial mortgage backed securities transactions.

Rolaine S. Bancroft
March [  ], 2012

The Depositor relied on the third parties described above to provide accurate and complete information. There are no additional measures that the Depositor can take to independently verify the accuracy or completeness of such information without incurring unreasonable effort and expense.

The Depositor wishes to further advise you that it now tracks all activity related to repurchase requests, asset repurchases, asset replacement and the initiation of disputes regarding repurchase requests or rejection or withdrawal of repurchase requests involving the Depositor for purposes of future disclosure and reporting. In addition, all CMBS transactions in which the Depositor has engaged since January 1, 2011 contain contractual obligations on third parties requiring such parties to deliver to the Depositor for the purposes of the Depositor’s reporting and disclosure obligations, any information related to any request or demand, whether oral or written, that a pool asset be repurchased or replaced, whether arising from a material breach or material document defect or other breach of a representation or warranty.

Reports to Certificateholders; Available Information, page S-200

4.
We note your response to prior comment 5 and reissue in part. Please revise the disclosure that begins with the last paragraph on page S-201 to clarify that, if true, only the information you have specified in the parenthetical will be made available to the public and will be accessible only on EDGAR or advise.

The Staff’s requested change has been made. See page S-201 of the Prospectus Supplement.

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

/s/ Patrick T. Quinn
Patrick T. Quinn

cc.	Doug Tiesi Adam Ansaldi